January 15, 2010

VIA EDGAR AND FEDERAL EXPRESS

Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Radware Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed March 25, 2009
File No. 000-30324

Dear Mr. Krikorian:

Reference is made to the letter dated January, 5, 2010, to Mr. Roy Zisapel, Chief Executive Officer of Radware Ltd. (“we”, the “Company”, or “Radware”), setting forth the additional comment (the “Second Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “commission”) regarding the above-referenced Form 20-f for the fiscal year ended December 31, 2008, filed with the Commission on March 25, 2009.

Set forth below is the response of the Company to the comment of the Staff raised in the Second Comment Letter. For your convenience, the Staff’s comment has been added below in its entirety.

Form 20-F for the fiscal Year Ended December 31, 2008

Item 19. Exhibits

We note your response to prior comment 14. Please provide us a quantitative analysis and specific information as to the nature of the agreement with U.S.R. Electronics Systems Ltd. to support your conclusion that you are not substantially dependent upon this supplier. For instance, tell us the duration of the agreement, whether the agreement includes a continuing commitment or obligation to buy circuit boards from U.S.R, and the largest part of your

Radware Ltd., 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel. Tel: 972-3-766 8666/Fax: 972-3-766 8655

requirements for goods and services represented by the agreement. We note your disclosure that the circuit boards provided by U.S.R. are a principal component used in the manufacture of your products. Further, explain your conclusion that you are not substantially dependent upon U.S.R. because "there are alternative suppliers of circuit boards."
For instance, tell us how long it would take you to select an alternate supplier, qualify the altercate supplier, and obtain satisfactory quality control standards to obtain the necessary components. Also address any potential delays and production quality difficulties that you would encounter with the selection and use of an alterative supplier.

Response:

The Company has executed an Outsourcing Agreement (the “Agreement”) with U.S.R. Electronics Systems Ltd. (“U.S.R”), dated October 28, 2007 regarding the supply by U.S.R. of Radware's products.  The initial term of the Agreement was for two (2) years, and on October 28, 2009 the Agreement automatically renewed for an additional term of two (2) years. The Agreement may be terminated by either party upon delivery of one (1) year prior written notice to the other party.

During the term of the Agreement, the Company is required to provide U.S.R with a binding six (6) month forecast and a non-binding three (3) month rolling forecast of its product delivery requirements.  The forecasts may be updated on a monthly basis, and the Company may delay up to thirty percent (30%) of the forecasted product requirement by up to three (3) months.  Both parties are committed to the six (6) month binding forecast.  Pursuant to the Agreement, the product specifications as well as the production file (file containing, among others, a bill of materials contained in each product, assembly and quality assurance instructions, details of the specific software and its uploading/usage instructions, and any changes made to any of the above mentioned items) are both proprietary information owned by Radware, and may be changed only upon Radware's prior approval.  U.S.R. may only use the production file, as well as any product specifications or any other related information for the sole purpose of manufacturing Radware's products and its work is considered "work for hire".

During 2008, Radware purchased 52% of its products from U.S.R. (based on Radware’s total product purchases in 2008 from external manufacturers).  This percentage decreased significantly during 2009.  As stated in our response dated September 30, 2009, the Company is also working with Nexcom International Co. Ltd. on a purchase order basis, and is in the process of evaluating engagements with other potential suppliers of circuit boards and other components.

In the event that the Company needed to engage an alternate supplier to its current suppliers of products, it would take approximately six (6) months to qualify and certify such alternate supplier.  Our inventory at any given time covers approximately one (1) year estimated volume of products inventory.  Accordingly, the Company does not believe any disruption or cessation of the supply relationship with U.S.R. would result in any potential delays or product quality difficulties.

Company Statement

Pursuant to the Staff’s request, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response, please contact me at +972-3-7668610.

             Sincerely,

            /s/ Roy Zisapel
            Roy Zisapel
            Chief Executive Officer